Exhibit 4.32

EXECUTION COPY

Date:  4 August 2003

ELAN CORPORATION, PLC.

ELAN PHARMA INTERNATIONAL LIMITED

ELAN INTERNATIONAL SERVICES, LTD.

ELAN PHARMACEUTICALS, INC.

MONKSLAND HOLDINGS BV

AND

AMARIN CORPORATION PLC.

AMENDED AND RESTATED MASTER AGREEMENT

INDEX

1.	DEFINITIONS AND INTERPRETATION

2.	NO EXISTING BREACHES KNOWN

3.	CHARGE; AUGUST 2003 AMENDMENTS

4.	LIMITED WAIVER (PERMAX)

5.	MORATORIUM

6.	ASSET SALES

7.	USE OF PROCEEDS OF ASSET SALES ETC.

8.	CONDITIONAL RELEASE

9.	USE OF SUBSEQUENT PROCEEDS

10.	GENERAL PROVISIONS RELATING TO PAYMENTS

11.	OPTION TO CONVERT DEBT INTO ORDINARY SHARES

12.	INVESTOR RELATIONS PROGRAM

13.	REPRESENTATIONS, WARRANTIES AND COVENANTS

14.	MISCELLANEOUS

THIS AMENDED AND RESTATED AGREEMENT is made the 4th August 2003

BETWEEN:

(1)                                 ELAN CORPORATION, PLC., a public limited company incorporated in the Republic of Ireland, whose registered office is at Lincoln House, Lincoln Place, Dublin 2, Ireland (“Elan Corp”)

(2)                                 ELAN PHARMA INTERNATIONAL LIMITED, a company incorporated in the Republic of Ireland, whose registered office is at WIL House, Shannon Business Park, Shannon, Co Clare, Ireland (“EPIL”)

(3)                                 ELAN INTERNATIONAL SERVICES, LTD., a Bermuda exempted limited liability company incorporated under the laws of Bermuda and having its registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda (“EIS”)

(4)                                 ELAN PHARMACEUTICALS, INC., a corporation duly organized and existing under the applicable laws of the State of Delaware, having a principal place of business in South San Francisco, California (“EP Inc”)

(5)                                 MONKSLAND HOLDINGS BV, a private company limited by shares incorporated in the Netherlands under registered number 33265127, whose registered office is at Amsteldijk 166, 1079 Amsterdam, Netherlands (“Monksland”)

(6)                                 AMARIN CORPORATION PLC, a company incorporated in England and Wales (registered no. 002353920), whose registered office is 7 Curzon Street, London, W1J 5HG England (“Amarin”)

WHEREAS:

(A)                              Elan and Amarin are parties to a Master Agreement dated 27 January 2003.  Pursuant to that Master Agreement, Elan and Amarin executed the Amendments (as defined therein).

(B)                                Amarin wishes to further restructure its relationship with Elan, and accordingly the parties have agreed to do so upon the terms set out in this Agreement and in the August 2003 Amendments (as defined below).

NOW IT IS AGREED in consideration of the mutual promises and undertakings set out herein as follows:

1.                                           DEFINITIONS AND INTERPRETATION

1.1.                                   Definitions:

“ADR” shall mean the American Depositary Receipts of Amarin representing Amarin’s American Depositary Shares (“ADSs”), each of which currently represents one ordinary share of £1 in the capital of the Amarin and as are traded on the Nasdaq National Market under the symbol “AMRN”.

“Affiliate” shall mean any corporation or entity controlling, controlled by or under the common control of Elan or Amarin or any third party, as the case may be.  For the purpose of this definition, “control” shall mean direct or indirect ownership of fifty percent (50%) or more of the stock or shares entitled to vote for the election of directors.

“this Agreement” shall mean this amended and restated agreement and shall include the Recitals and Schedules hereto.

“August 2003 Amendments” shall mean the Carnrick Amendment, the Loan Amendment, the Permax Amendment and the Zelapar Amendment together.

“Carnrick Agreement” shall mean the Amended and Restated Asset Purchase Agreement dated as of 29 September 1999 (which agreement concerned certain products known as the “Carnrick products”) by and between EP Inc and Amarin, as varied.

“Carnrick Amendment” shall mean the Amendment Agreement No. 2 relating to the Carnrick Agreement, the final and definitive form of which is attached hereto.

“Change of Control” shall mean circumstances where any third party shall, directly or indirectly, acquire fifty percent (50%) or more of the then voting stock of Amarin, or otherwise merge, consolidate or enter into any similar transaction (or binding agreement in respect thereof) with Amarin in a transaction after which Amarin is not the controlling entity.

“Charge” shall mean the Fixed and Floating Charge over the entire assets and business of Amarin, in favour of Elan Corp, EPIL, EIS, EP Inc and Monksland, the final and definitive form of which is attached hereto.

“Deferred Payment” shall have the same meaning as in the Carnrick Agreement, as amended by the Carnrick Amendment.

“Demandable Date” shall mean the soonest of:

(a)          one (1) business day after the receipt by Amarin of Net Proceeds of the Legacy Sale, Swedish Sale and Further Equity Financing of not less than US$30,000,000 (thirty million dollars);

(b)         a Change of Control; and

(c)          31 December 2003.

“Elan” shall mean Elan Corp, EPIL, EIS, EP Inc and/or Monksland as the context requires.

“Elan Agreements” shall mean together :

(a)                        this Agreement;

(b)                       the Existing Agreements, as amended by the respective August 2003 Amendments;

(c)                        the Charge; and

(d)                       the Registration Rights Agreement dated as of 21 October 1998 and amended by Amendment No. 1 and Waiver dated 27 January 2003 between Amarin, EIS and Monksland —

and “Elan Agreement” shall have a corresponding meaning.

“Existing Agreements” shall mean the Carnrick Agreement, the Loan Agreement, the Permax Agreement and the Zelapar Agreement.

“Further Equity Financing” shall mean all and any equity financing by Amarin or any Affiliate, including by the issue of shares of any class, warrants, debt convertible into equity and/or the grant of the right to receive or to subscribe for shares of any class.

“Insolvency Event” shall mean circumstances where:

(a)                             Amarin is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors (other than Elan Corp and/or its Affiliates) with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or composition with its creditors;

(b)                            Amarin takes any corporate action or other steps are taken or legal proceedings are started for its winding up (which are not dismissed or struck out within seven days of presentation), or for its dissolution, administration or re-organisation (other than in connection with a bona fide solvent restructuring) or for the appointment of a liquidator, receiver, administrator, administrative receiver, trustee or similar officer of it or of all or a substantial part of its revenues and assets; or

(c)                             any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any substantial part of, the property, undertakings or assets of Amarin or any event occurs which under the laws of any jurisdiction has a similar or analogous effect.

“Legacy Sale” shall mean the sale to one or more independent third parties of all or substantially all of the assets of Amarin and/or its Affiliates relating to all or substantially all of the following products/product lines: Motofen, Capital & Codeine, Nohalist and the Bontril and Phrenilin families of products.

“Lilly” shall mean Eli Lilly and Company, its successors or assigns.

“Lilly Agreement” shall mean the Amended and Restated License and Supply Agreement dated as of 29 March 2002 between Lilly and Amarin, relating to Permax.

“Lilly Guaranty” shall mean Section 3(A) of the Consent to Assignment, Continuance of Limited License, Unconditional Continuing Limited Guaranty, and Confirmation of Continuing Obligations Agreement, by and between Lilly and EP Inc, effective as of 29 March 2002.

“Loan” shall have the same meaning as in the Loan Agreement, as amended by the Loan Amendment.

“Loan Agreement” shall mean the Loan Agreement dated 28 September 2001 between Amarin and EPIL, as varied by (i) a Deed of Variation dated 19 August 2002, (ii) a Deed of Variation No. 2 dated 23 December 2002 and (iii) a Deed of Variation No. 3 dated 27 January 2003.

“Loan Amendment” shall mean the Deed of Variation No. 4 relating to the Loan Agreement, the final and definitive form of which is attached hereto.

“Net Proceeds” means in relation to (a) the Legacy Sale and/or Swedish Sale or (b) Further Equity Financing; the gross amount received by Amarin (and released from any applicable escrow) less customary expenses properly incurred or reasonably expected to be incurred by Amarin in connection with the conclusion of such transaction (including bankers’, brokers, legal and accounting fees, printing fees, stamp duty, stamp duty reserve tax, ADR issuance fees and NASDAQ fees related to the issuance of ADRs, the registration of shares and/or the listing of ADRs, and fees of the U.S. Securities and Exchange Commission related to the registration of shares and/or ADRs, but for the avoidance of doubt not including interest, repayment of principal, dividends or redemption of capital).

“Ordinary Shares” shall mean ordinary shares of £1 (one pound sterling) each in the capital of Amarin.

“Outstanding Amounts” shall mean such of the Deferred Payment, Loan and Total Divestiture Amount as may be outstanding at a given time, whether or not immediately due, including the Relevant Payments.

“Permax Agreement” shall mean the Amended and Restated Distribution, Marketing and Option Agreement dated 28 September 2001, by and between EP Inc and Amarin, as varied by Deed of Variation dated 27 January 2003.

“Permax Amendment” shall mean the Deed of Variation No. 2 relating to the Permax Agreement, the final and definitive form of which is attached hereto.

“Relevant Payments” shall mean (a) interest payable under Clauses 2.3 or 2.3A of the Loan Agreement; and (b) quarterly payments towards the Total Divestiture Amount under Section 3.01(c)(ii) of the Permax Agreement.

“Scherer Agreement” shall mean that certain License and Supply Agreement dated as of February 25,1999 by and between R P Scherer Corporation and EPIL, as it may be amended, assigned, novated, restated or otherwise replaced from time to time.

“Swedish Sale” shall mean the sale to an independent third party of (a) all or substantially all the shares in Amarin’s Affiliate Amarin Development AB, Malmö, Sweden (“Amarin AB”) or (b) all or substantially all of the assets of Amarin AB.

“Total Divestiture Amount” shall have the same meaning as in the Permax Agreement, as amended by the Permax Amendment.

“Zelapar Agreement” shall mean the Option Agreement dated 28 June 2001, between EPIL and Amarin, as varied by Deed of Variation dated 27 January 2003.

“Zelapar Amendment” shall mean the Amended and Restated Option Agreement (Zelapar), between EPIL and Amarin, the final and definitive form of which is attached hereto.

“$” and “US$” shall mean United States dollars.

1.2.                                   Interpretation:

In this Agreement:

1.2.1                             the singular includes the plural and vice versa; references to words in one gender include references to the other genders; and references to natural persons includes corporate bodies, partnerships and vice versa;

1.2.2                             any reference to a Clause or Schedule, unless otherwise specifically provided, is to a Clause or Schedule of or to this Agreement;

1.2.3                             the headings in this Agreement are inserted for convenience only and do not affect its construction or interpretation;

1.2.4                             the expressions “include”, “includes”, “including”, “in particular” and similar expressions shall be construed without limitation.

2.                                           NO EXISTING BREACHES KNOWN

2.1.                                   EPIL and Amarin acknowledge that as of 25 July 2003, Amarin owed to EPIL US$169,461 (one hundred and sixty nine thousand four hundred and sixty one dollars) under Section 4.4 of the Zelapar Agreement.  Amarin will pay to EPIL the said sum of US$169,461 within three (3) business days after execution of this Agreement.

2.2.                                   Elan and Amarin acknowledge to each other that as of the date of this Agreement, they have no actual knowledge of any breach by the other of the Existing Agreements.

3.                                           CHARGE; AUGUST 2003 AMENDMENTS

Immediately after execution of this Agreement, the respective parties to each of the Charge and the August 2003 Amendments shall execute and deliver each of them to the other parties thereto.

4.                                           LIMITED WAIVER (PERMAX)

For the purposes of the Permax Agreement, EP Inc agrees that Amarin shall not, as a result of Further Equity Financing, be obliged to apply any part of the proceeds of such Further Equity Financing received on or before 31 December 2003 in the manner set out in Section 3.01(d) of the Permax Agreement, but shall instead apply such proceeds in the manner set out in this Agreement.

5.                                           MORATORIUM

5.1.                                   Subject to Amarin paying to EPIL the sum referred to in Clause 2.1, Relevant Payments which would, but for this Clause, fall due under the Loan Agreement and the Permax Agreement prior to 31 December 2003 shall instead become due and payable on the earliest of:

5.1.1                             the Demandable Date;

5.1.2                             if Amarin breaches any Elan Agreement and does not remedy it within thirty (30) days of written notice of such breach from Elan specifying in reasonable detail the nature of the breach and requesting the same to be remedied, the expiry of such thirty (30) day period; and

5.1.3                             the occurrence of an Insolvency Event.

5.2.                                   Clause 5.1 shall also apply to the quarterly payment of US$2,500,000 (two million five hundred thousand dollars) due under Section 3.01(c)(ii) of the Permax Agreement on 4 June 2003, in respect of which Elan previously agreed a delay in payment:

5.3.                                   For the avoidance of doubt, this Clause 5 does not apply to:

5.3.1                             any amounts which are payable under this Agreement, including payments to be made pursuant to this Agreement under the Loan Agreement and the Permax Agreement; or

5.3.2                             Amarin’s obligations under the Zelapar Agreement, as amended by the Zelapar Amendment.

6.                                           ASSET SALES

6.1.                                   Subject to the fiduciary obligations of the Board of Directors, Amarin shall use all its commercial best efforts to effect for upfront cash consideration the Legacy Sale and the Swedish Sale, in each case for a reasonable sum, as expeditiously as is reasonably practicable after the date of this Agreement.

6.2.                                   Amarin shall notify Elan as soon as is reasonably practicable following the Legacy Sale and the Swedish Sale of the fact of, gross proceeds and Net Proceeds of the Legacy Sale and the Swedish Sale.

6.3.                                   Not later than the last day of each calendar month, commencing February 2003, Amarin shall provide to Elan:

6.3.1                             a summary update of the status of the Legacy Sale and the Swedish Sale; and

6.3.2                             certification from a company officer (a) stating that the requirements of this Clause 6 have been complied with and (b) outlining in reasonable detail the steps taken by Amarin during that month to effect the Legacy Sale and the Swedish Sale.

The obligation to provide updates and/or certification shall cease following the discharge in full of the Outstanding Amounts, or (if sooner) the completion of the Legacy Sale and the Swedish Sale and the application of the Net Proceeds of the same in accordance with this Agreement.

7.                                           USE OF PROCEEDS OF ASSET SALES ETC.

Subject to Clause 8 below, Amarin shall apply not less than 90% (ninety percent) of the Net Proceeds of (i) the Legacy Sale (ii) the Swedish Sale and (iii) any Further Equity Financing to the extent that such proceeds of Further Equity Financing are received on or before 31 December 2003, as follows:

7.1.                                   First, in paying to EPIL the non-refundable sum of US$5,000,000 (five million dollars);

7.2.                                   Next, in paying to EP Inc the balance of the Total Divestiture Amount then outstanding, in partial or total discharge of that part of the Total Divestiture Amount then undischarged;

7.3.                                   Next, in prepaying to EP Inc the Deferred Payment, in partial or total discharge of that part of the Deferred Payment of US$6,500,000 (six and a half million dollars) then undischarged;

7.4.                                   Next, in prepaying to EPIL the Loan which is outstanding;

7.5.                                   Next, in discharging any amounts then due to Elan Corp and/or any of its Affiliates, howsoever arising;

7.6.                                   Finally, for such other purposes as Amarin in its absolute discretion may think fit.

8.                                           CONDITIONAL RELEASE

Notwithstanding Clauses 5 and 7, Amarin shall:

(a)                                  be irrevocably and unconditionally released from any further liability in respect of the Outstanding Amounts, and

(b)                                 be deemed to have exercised the Option as defined in the Zelapar Amendment (“Zelapar Option”) –

if and only if:

8.1.                                   Elan receives prior to 31 December 2003 of a cumulative total of US$30,000,000 (thirty million dollars) from Amarin in immediately available funds, whether in one or a number of instalments and whether pursuant to Clause 7 or otherwise expressed to be in discharge of the Outstanding Amounts;

8.2.                                   Amarin discharges in full of all amounts owed to Elan Corp and/or any of its Affiliates, other than any Outstanding Amounts;

8.3.                                   Amarin is not in breach of any Elan Agreement;

8.4.                                   Amarin:

8.4.1                             is able to pay its debts as they fall due;

8.4.2                             has not commenced negotiations with any one or more of its creditors (other than Elan and/or its Affiliates) with a view to the general readjustment or rescheduling of its indebtedness or made a general assignment for the benefit of or composition with its creditors;

8.4.3                             has not taken any corporate action or other steps are taken or legal proceedings are started for its winding up (which were not dismissed or struck out within seven days of presentation), or for its dissolution, administration or re-organisation (other than in connection with a bona fide solvent restructuring) or for the appointment of a liquidator, receiver, administrator, administrative receiver, trustee or similar officer of it or of all or a substantial part of its revenues and assets; and

8.4.4                             has not had any execution or distress levied against, or an encumbrancer taken possession of, the whole or any substantial part of, the property, undertakings or assets of Amarin or any event occurs which under the laws of any jurisdiction has a similar or analogous effect –

nor will it become unable to pay its debts as they fall due or any such event occur by reason of the exercise of the Zelapar Option;

8.5.                                   Amarin is not, to its best knowledge, having made diligent enquiry, in breach of any obligation under the Lilly Agreement; and

8.6.                                   Amarin provides to Elan certification from a company officer stating that all the requirements of this Clause 8 have been complied with –

For the avoidance of doubt, Amarin shall not be entitled to such release unless and until all the foregoing conditions are met, and in the case of Clause 8.1, met prior to the date specified therein.

For the further avoidance of doubt, except in the case of fraud or the certification in relation to Clause 8.4 proving false, Elan’s entitlement to damages in relation to the certification in Clause 8.6 shall not include any right to Outstanding Amounts discharged or released under this Clause 8 and the exercise of the Zelapar Option shall not be invalidated.  In the event of fraud or the certification in relation to Clause 8.4 proving false, the exercise of the Zelapar Option shall be invalidated in addition to any other remedy Elan may have.

9.                                           USE OF SUBSEQUENT PROCEEDS

9.1.                                   If, following discharge of the Outstanding Amounts pursuant to Clause 8 above but on or prior to 30 June 2004, Amarin receives further Net Proceeds of (i) the Legacy Sale (ii) the Swedish Sale and (iii) any Further Equity Financing, then to the extent that all Net Proceeds of the same, including those derived before discharge of the Outstanding Amounts, exceed US$40,000,000 (forty million dollars), Amarin shall pay half of such excess to EPIL, rounded up to the next million dollars and subject to a maximum payment to EPIL of US$10,000,000 (ten million dollars).

9.2.                                   Amounts paid to EPIL under Clause 9.1 shall be applied in accordance with Section 7.3.2 of the Zelapar Amendment.

9.3.                                   The obligation in Clause 9.1 shall not apply to Net Proceeds received at any time after the termination of the Scherer Agreement by EPIL or Amarin.  For the avoidance of doubt, the Scherer Agreement shall not be considered terminated by reason of any assignment, novation, amendment, restatement, new agreement or other arrangement of any kind whereby Amarin (or any Affiliate or assignee) retains material rights, actual or contingent, to the product known as Zelapar.

10.                                    GENERAL PROVISIONS RELATING TO PAYMENTS

10.1.                             Time for Payment:

Payments required under Clauses 7 and 9.1 shall be made within 3 (three) business days of the closing of the Legacy Sale, Swedish Sale or Further Equity Financing, as the case may be.

10.2.                             Right to Amend:

Without prejudice to Clause 8:

10.2.1                       Elan shall be entitled, in its sole discretion, to amend the order in which the Net Proceeds of the Legacy Sale and/or the Swedish Sale and/or Further Equity Financing (as the case may be) shall be applied, as between the uses specified in Clauses 7.1 to 7.5 inclusive.

10.2.2                       Such amendment will become effective upon receipt by Amarin of a written notice by Elan at any time or times but for the avoidance of doubt any such notice shall not have retrospective effect in respect of any payments previously made by Amarin to either of EPIL or EP Inc. in accordance with Clause 7.

10.3.                             Effect on Permax Agreement:

Any payment made by Amarin to EP Inc under Clause 7.2 shall be credited first against the last payments in time under Section 3.01(c) of the Permax Agreement with the intention and effect that the Net Proceeds shall be used to accelerate the payments due to EP Inc.

10.4.                             Effect on Loan Agreement:

Any payment made by Amarin to EPIL under Clause 7.4 shall be treated as prepayments under the Loan Agreement, that is to say against the earliest payments in time due first.  Solely for this purpose, EPIL waives the minimum prepayment amount.

10.5.                             No Conflict With Other Elan Agreements:

In the event of any conflict between this Agreement and any of the Elan Agreements the provisions of this Agreement shall prevail.

10.6.                             No Refund:

Payments made to Elan under Clauses 7 and 9 shall be non-refundable and shall not be subject to any future performance obligations of Elan to Amarin or applicable against any future services provided from Elan to Amarin.

11.                                    OPTION TO CONVERT DEBT INTO ORDINARY SHARES

11.1.                             The Conversion Option:

If the Outstanding Amounts have not been discharged before 1 January 2004, either pursuant to Clause 8 of this Agreement or otherwise, Elan in its sole discretion, subject to Clause 11.2, shall have the option at any time thereafter to receive payment of the whole or any part of the Outstanding Amounts in Ordinary Shares (the “Conversion Option”).

11.2.                             Necessary Approvals:

11.2.1                       Clause 11.1 shall not be effective unless and until Amarin receives all shareholder, regulatory and governmental consents and approvals to honour it without material conditions which are in Elan’s reasonable opinion necessary, including authority to issue and allot the Ordinary Shares, to disapply pre-emption rights in respect of them, other shareholder approval and/or the approval of the Panel of Takeovers and Mergers, London.

11.2.2                       Amarin shall use its best commercial efforts to secure all such consents and approvals and to maintain them in force at all material times.

11.2.3                       Without prejudice to the generality of the foregoing, Amarin shall seek requisite approvals from its shareholders in the course of each general meeting convened after the date of this Agreement.

11.3.                             Mode of Exercise:

The Conversion Option shall be exercised by written notice to Amarin, specifying the amount of payment to be received in Ordinary Shares, and shall relate to such part or parts of the Outstanding Amounts as Elan may nominate in the Conversion Option notice.  Notice from EPIL or EP Inc may validly be given by the other, and/or by Elan Corp.

11.4.                             Multiple Exercise:

Elan may exercise the Conversion Option on any number of occasions while any part of the Outstanding Amounts remains undischarged PROVIDED THAT the minimum amount of any one exercise shall be the lesser of US$1,000,000 (one million dollars) and the balance of the Outstanding Amounts.  Exercises by different Affiliates of Elan Corp within a period of three (3) business days shall count for this purpose as a single exercise.

11.5.                             Issue of Ordinary Shares:

Amarin shall issue and allot the respective Ordinary Shares as soon as reasonably practicable and in any event within five (5) business days of the Conversion Option notice.

Issue and allotment shall be to the respective creditor(s), or such person (including EIS or any other affiliate of EP Inc) as may be designated in the Conversion Option notice (either, the “Recipient”).

11.6.                             Price:

The price at which Ordinary Shares shall be issued and allotted to Elan shall be the average closing mid-market price of Ordinary Shares (or equivalent number of American Depositary Receipts representing them) on NASDAQ on the five business days immediately prior to the date of the Conversion Option notice.

Elan shall not receive fractional shares, any fraction being paid in cash.

11.7.                             Revocation:

Elan shall not be entitled to revoke any exercise of the Conversion Option, unless (a) Amarin consents, or (b) the Ordinary Shares are not issued and allotted within five (5) business days of exercise of the Option.

11.8.                             Assignment:

The Recipient’s right to receive Ordinary Shares, together with all ancillary rights shall be freely assignable without Amarin’s consent.  For the avoidance of doubt, ancillary rights include registration rights, any right to revoke exercise of the Conversion Option, the right to cash payment in the event of such revocation and the right to demand immediate payment of the same (to the extent that Elan had such right).

11.9.                             Registration Rights:

In the event that Elan exercises the Conversion Option, the Recipient shall be entitled to registration rights in respect of the Ordinary Shares issued and allotted which are no less favourable in any respect to the Recipient than those afforded in respect of the “Registrable Securities” of EIS and Monksland pursuant to that certain Registration Rights Agreement dated as of 21 October 1998 and amended by that certain Amendment No. 1 and Waiver dated 27 January 2003 between Amarin, EIS and Monksland PROVIDED THAT the Recipient shall not be entitled to have the Ordinary Shares included in the registration statement described in Article 5 of the said Amendment No. 1 and Waiver.

11.10.                       Expenses:

All fees and expenses, including stamp duty, stamp duty reserve tax, depositary’s fees and NASDAQ fees, incurred in connection with this Clause 11 or its performance, shall be payable by Amarin.

11.11.                       No Conflict:

11.11.1                 Nothing in this Clause 11 shall affect any right Elan may have to demand immediate payment of any amount.

11.11.2                 Elan’s rights in this Clause 11 are additional to and not in substitution for those set out in the Carnrick Agreement and the Carnrick Amendment.

12.                                    INVESTOR RELATIONS PROGRAM

Insofar as it is lawfully able to do so, Amarin shall:

12.1.                             forthwith after the date of this Agreement, proactively initiate and thereafter diligently pursue an investor relations programme to endeavour to raise the profile of its ADRs; and

12.2.                             as from the first quarter of 2004, at Elan’s option, actively support a sale or placement of Elan’s equity, including through roadshow and/or registration statement as may reasonably be required.

13.                                    REPRESENTATIONS, WARRANTIES AND COVENANTS

13.1.                             Amarin represents and warrants to Elan that:

13.1.1                       it has the right, power, capacity and authority and has taken all action necessary to authorise it to execute and deliver and to exercise its rights and perform its obligations under this Agreement, the Charge, the August 2003 Amendments and any ancillary documents pertaining thereto (together “Transaction Documents”), and its obligations under the Transaction Documents are valid, legally binding and enforceable according to their terms, including obtaining all necessary approvals and consents from its shareholders and any third parties;

13.1.2                       there are no agreements between Amarin and any third party that conflict with the Transaction Documents;

13.1.3                       except for the shareholder, regulatory and governmental consents for the purposes of the issuance, allotment and registration of shares under each of this Agreement, the Zelapar Amendment and the Carnrick Amendment, it does not require any further consents or approvals to consummate the transaction contemplated by the Transaction Documents including:

13.1.3.1                     approval of its shareholders; or

13.1.3.2                     approval of NASDAQ;

13.1.4                       as of the date hereof, neither Amarin nor any of its Affiliates has any indebtedness, secured or unsecured, outstanding to any third party other than Permitted Indebtedness (as defined in the Loan Agreement);

13.1.5                       Amarin is not, to its best knowledge, having made diligent enquiry, in breach of any obligation under the Lilly Agreement; and

13.1.6                       Amarin is the legal and beneficial owner of the Shares, as defined in the Charge.

13.2.                             Elan represents and warrants to Amarin that:

13.2.1                       it has the right, power, capacity and authority and has taken all action necessary to authorise it to execute and deliver and to exercise its rights and perform its obligations under the Transaction Documents, and its obligations under the Transaction Documents are valid, legally binding and enforceable according to their terms, including obtaining all necessary approvals and consents from its shareholders and any third parties;

13.2.2                       there are no agreements between Elan and any third party that conflict with the Transaction Documents;

13.2.3                       it does not require any further consents or approvals to consummate the transaction contemplated by the Transaction Documents including:

13.2.3.1                     approval of its shareholders; or

13.2.3.2                     approval of the New York Stock Exchange.

13.3.                             Amarin covenants with Elan that it shall:

13.3.1                       until 30 April 2005, maintain its outstanding quantifiable liabilities under the Lilly Agreement (as may be amended from time to time) at no more than US$3,000,000 (three million dollars);

13.3.2                       promptly inform Elan if Amarin becomes aware of any action, event or circumstances which may cause Elan to have liability under the Lilly Guaranty; and

13.3.3                       indemnify and hold harmless Elan against all and any liabilities to Lilly arising under the Lilly Guaranty.

14.                                    MISCELLANEOUS

14.1.                             Confidentiality:

Except as provided in or anticipated by this Agreement, each party shall at all times during the continuance of this Agreement use its respective best endeavours to keep the contents of this Agreement and the Amendments confidential and accordingly shall not disclose details of the contents of this Agreement or the August 2003 Amendments to any other person other than on a confidential basis.

14.2.                             Announcements:

Subject to Clause 14.3, no announcement or public statement concerning the existence, subject matter or any term of this Agreement shall be made by or on behalf of any party hereto without the prior written approval of the other party (Elan Corp in the case of Elan).

The terms of any such announcement shall be agreed in good faith by the parties.

14.3.                             Required Disclosures:

A party (the “Disclosing Party”) will be entitled to make an announcement or public statement concerning the existence, subject matter or any term of this Agreement, or to disclose Confidential Information that the Disclosing Party is required to make or disclose pursuant to:

14.3.1                       a valid order of a court or Governmental Authority; or

14.3.2                       any other requirement of law, regulation or any securities market or stock exchange;

PROVIDED THAT if the Disclosing Party becomes legally required to make such announcement, public statement or disclosure hereunder, the Disclosing Party shall give the other party or parties hereto prompt notice of such fact to enable the other party or parties hereto to seek a protective order or other appropriate remedy concerning any such announcement, public statement or disclosure.

The Disclosing Party shall fully co-operate with the other party or parties hereto in connection with that other party’s or parties’ efforts to obtain any such order or other remedy.

If any such order or other remedy does not fully preclude announcement, public statement or disclosure, the Disclosing Party shall make such announcement, public statement or disclosure only to the extent that the same is legally required.

14.4.                             Tax Shelter Regulations Exclusion:

Notwithstanding the foregoing and/or any other express or implied agreement or understanding to the contrary, the parties hereto and their respective employees, representatives, and other agents are authorized to disclose the tax treatment and structure (insofar as it may be relevant to the tax treatment) of this transaction to any and all persons, without limitation of any kind.  The parties may disclose all materials of any kind (including opinions or other tax analysis) to the extent (but only to the extent) that they relate to the tax treatment and structure (insofar as it may be relevant to the tax treatment) of the transaction. This authorization is not intended to permit disclosure of any other information including (i) any portion of any materials to the extent not related to the tax treatment or structure (insofar as it may be relevant to the tax treatment) of the transaction, (ii) the identities of participants or potential participants in the transaction, (iii) the existence or status of any negotiations, (iv) any pricing information, (v) any financial information or historic tax return information relating to any party to the transaction or (vi) any other term or detail not related to the tax treatment or structure (insofar as it may be relevant to the tax treatment) of the transaction.

14.5.                             Assignment:

14.5.1                       Without prejudice to Clause 11.8, Elan may assign this Agreement in whole or in part to any lawful assignee of the Existing Agreements, as amended by the August 2003 Amendments.

14.5.2                       Amarin shall not assign this Agreement without the prior written consent of Elan.

14.6.                             Change of Control:

14.6.1                       Amarin shall notify Elan immediately upon a Change of Control.

14.6.2                       In the event of a Change of Control, Amarin’s right under Clause 8 shall survive for a period of five (5) business days, notwithstanding that by virtue of the Change of Control, Elan may have demanded immediate payment of some or all of the Outstanding Amounts.

14.7.                             Parties bound:

This Agreement shall be binding upon and enure for the benefit of parties hereto, their successors and permitted assigns.

14.8.                             Severability:

If any provision in this Agreement is deemed to be, or becomes invalid, illegal, void or unenforceable under applicable laws:-

14.8.1                       such provision will be deemed amended to conform to applicable laws so as to be valid and enforceable; or

14.8.2                       if it cannot be so amended without materially altering the intention of the parties, it will be deleted the validity, legality and enforceability of the remaining provisions of this Agreement shall not be impaired or affected in any way.

14.9.                             Relationship of the parties:

14.9.1                       Nothing contained in this Agreement is intended or is to be construed to constitute any of the parties hereto as partners or members of a joint venture or any party as an employee of another party.

14.9.2                       No party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of any other party or to bind another party to any contract, agreement or undertaking with any third party.

14.10.                       Amendments:

No amendment, modification or addition hereto shall be effective or binding on any party hereto unless set forth in writing and executed by a duly authorised representative of all parties hereto.

14.11.                       Waiver:

No waiver of any right under this Agreement shall be deemed effective unless contained in a written document signed by the party charged with such waiver, and no waiver of any breach or failure to perform shall be deemed to be a waiver of any future breach or failure to perform or of any other right arising under this Agreement.

14.12.                       Entire agreement:

14.12.1                 Each of the parties hereto hereby acknowledges that in entering into this Agreement it has not relied on any representation or warranty except as expressly set forth herein or in any document referred to herein.

14.12.2                 This Agreement, the Charge, and the August 2003 Amendments together set forth all of the agreements and understandings between the parties with respect to the subject matter hereof, and supersedes and terminates all prior agreements and understandings between the parties with respect to the subject matter hereof, including the Master Agreement, but without prejudice to any accrued rights or obligations under the Master Agreement.  There are no agreements or understandings with respect to the subject matter hereof, either oral or written, between the Parties other than as set forth in this Agreement.

14.12.3                 Nothing in this Clause 14.12 shall exclude any liability which any party would otherwise have to the other party or any right which either of them may have to rescind this Agreement in respect of any statements made fraudulently by the other prior to the execution of this Agreement or any rights which either of them may have in respect of fraudulent concealment by the other.

14.13.                       Governing law and jurisdiction:

14.13.1                 This Agreement shall be governed by and construed in accordance with English law.

14.13.2                 For the purposes of this Agreement the parties submit to the jurisdiction of the English courts.

14.14.                       Notice:

14.14.1                 Any notice to be given under this Agreement shall be sent in writing in English by registered or recorded delivery post, reputable overnight courier or fax to:

Elan at

Elan International Services Ltd.
102 St. James Court
Flatts,
Smiths FL04
Bermuda
Attention:	Secretary
Fax:	+1 441 292 2224

Amarin at

7 Curzon Street
London
W1J 5HG
England
Attention:	General Counsel & Company Secretary
Fax:	+44 20 7499 9004

or to such other address(es) and fax numbers as may from time to time be notified by either party to the other hereunder.

14.14.2                 Any notice sent by mail shall be deemed to have been delivered within 7 working days after despatch or delivery to the relevant courier and any notice sent by fax shall be deemed to have been delivered upon confirmation of receipt.  Notice of change of address shall be effective upon receipt.

14.15.                       Further assurances:

At the request of any of the parties, the other party or parties shall (and shall use reasonable efforts to procure that any other necessary third parties shall) execute all such documents, and so all such acts and things as may reasonably be required subsequent to the signing of this Agreement for assuring to or vesting in the requesting party the full benefit of the terms hereof.

Additionally, to the extent that the consent of RP Scherer Corporation may be needed to the Zelapar Amendment, and/or to effect the transaction(s) thereby contemplated, the parties shall reasonably cooperate with each other with a view to securing such consent and further (at Elan’s option) Amarin shall use its best efforts to secure such consent.

14.16.                       Counterparts:

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute this Agreement.

14.17.                       Contracts (Rights of Third Parties) Act 1999:

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

IN WITNESS whereof the parties have executed this Agreement on the date first above written.

[Signature Page: Amended and Restated Master Agreement]

SIGNED	SIGNED

For and on behalf of	For and on behalf of
ELAN CORPORATION, PLC.	ELAN PHARMA INTERNATIONAL LIMITED

SIGNED	SIGNED

For and on behalf of	For and on behalf of
ELAN INTERNATIONAL SERVICES, LTD.	ELAN PHARMACEUTICALS, INC.

SIGNED	SIGNED

For and on behalf of	For and on behalf of
MONKSLAND HOLDINGS BV	AMARIN CORPORATION PLC.